Exhibit 99.1

Purple Biotech Provides Corporate Update and Reports First Half 2021 Financial Results

REHOVOT, Israel, August 5, 2021 - Purple Biotech Ltd. (“Purple Biotech”, or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance, today provided a corporate update and announced financial results for the six months ended June 30, 2021.

“We achieved significant progress in the advancement of our promising oncology pipeline during the first half of 2021,” said Isaac Israel, Chief Executive Officer of Purple Biotech. “For NT219, we are currently treating patients in the third dose cohort of our ongoing Phase 1/2 clinical trial, and presented encouraging initial safety and efficacy results from this study at ASCO. The initial results from the first dose level cohort demonstrated that NT219 was well-tolerated with minimal serious adverse events, and a partial response, including complete remission at the largest target lesion, was observed in one refractory patient previously treated with four lines of therapies.  We expect to report additional data from higher dose levels of this study in the second half of this year. Moreover, for CM24, we are currently recruiting patients into the second dose cohort of our ongoing Phase 1b/2 clinical trial. There were no dose-limiting toxicities or serious clinically relevant adverse events observed in any patient enrolled in the first cohort of the study and we intend to provide additional preliminary safety and efficacy data at an upcoming medical conference.”

“Importantly, our robust clinical development programs are supported by a strong balance sheet. With $53.4 million in cash, cash equivalent, short and long-term deposits at the end of June 2021, our cash runway extends into 2024,” concluded Mr. Israel.

Recent Corporate Highlights

NT-219:

●	Presented new data from the first dose level cohort of the ongoing Phase 1/2 clinical trial of NT219 at the 2021 the American Society of Clinical Oncology (ASCO) Annual Meeting. Initial results from the first dose level cohort showed that NT219 was well-tolerated with minimal serious adverse events. In addition, a partial response was observed in a patient with refractory gastroesophageal junction cancer, previously treated with four lines of therapies. In this patient, who had been treated for 22 weeks, a complete remission was seen at the largest target lesion and at one non-target lesion, while stable disease was observed at the other non-target lesion.

●	Presented additional preclinical data supporting the mechanism of action of NT219 in a poster entitled, “Adaptation of colorectal cancer cells to the brain microenvironment: The role of IRS2,” at the American Association of Cancer Research (AACR) 2021 Annual Meeting.

●	Ongoing Phase 1/2 trial currently includes five active sites in the U.S, with others in the U.S. and Israel expected to be activated throughout the year.

CM24:

●	Completed first dose level in Phase 1b/2 clinical trial of CM24, a monoclonal antibody blocking CEACAM1, in combination with nivolumab (Opdivo®), a PD-1 inhibitor, in patients with advanced cancer, with expansion cohorts in subjects with non-small cell lung cancer and pancreatic cancer.

●	The first dose level cohort demonstrated that CM24 in combination with nivolumab was well-tolerated with minimal serious adverse events.

●	Currently recruiting patients into the second dose cohort of this study.

●	Ongoing Phase 1b/2 trial currently includes three active sites in the U.S. and one in Israel, with others in the U.S., EU and Israel expected to be activated throughout the year.

CONSENSI®:

●	As previously disclosed, sales of Consensi® in the U.S. have been adversely impacted by the ongoing COVID-19 pandemic. In addition, our U.S distribution partner has not fulfilled all its obligations as per the distribution agreement. The Company is currently evaluating its plans in order to maximize the value of Consensi®.

Financial Results for the Six Months Ended June 30, 2021

No revenue was recorded for the six months ended June 30, 2021, as compared to $1.0 million for the same period of 2020.

Research and Development Expenses were $7.1 million, an increase of $4.0 million, or 129%, compared to $3.1 million in the same period of 2020. The increase was due to expenses related to the ongoing NT219 and CM24 clinical trials, including the manufacturing of drug for the studies.

Selling, General and Administrative (SG&A) Expenses were $3.2 million, compared to $2.2 million in the same period of 2020, an increase of $1 million. The increase was mainly due to a $0.6 million increase in ESOP costs and an increase in legal, consulting fees and insurance costs.

Operating Loss was $10.3 million, an increase of $6.0 million, or 139%, compared to $4.3 million in the same period of 2020.

On a non-IFRS basis (as reconciled below), adjusted operating loss was $8.9 million, an increase of $5.3 million, compared to $3.6 million in the same period of 2020, mainly due to the increased expenses for clinical studies and manufacturing of drug for these studies.

Net Loss for the first half of 2021 was $10.2 million, or $0.59 per diluted share, compared to a net loss of $27.8 million, or $4.63 per diluted share, in the first half of 2020. The decrease in net loss was due to $23.5 million in expenses related to a change in the fair value of derivatives, offset by an increase of $4.9 million in operating expenses and decrease of $1 million in revenues. Adjusted net loss for the first half was $8.8 million, an increase from $3.5 million in the first half of 2020.

As of June 30, 2021, Purple Biotech had cash and cash equivalents and short- and long-term deposits of $53.4 million, compared to $60.8 million on December 31, 2020. The Company believes that its cash position will provide sufficient resources to support its currently anticipated ongoing needs into 2024.

About Purple Biotech

Purple Biotech Ltd. is a clinical-stage company developing first-in-class therapies by overcoming tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. The Company is currently advancing NT219 as a monotherapy treatment of solid tumors, followed by a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) or colorectal adenocarcinoma in a phase 1/2 study, and an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications in a phase 1b study followed by a phase 2 for the treatment of non-small cell lung cancer and pancreatic cancer. The Company has entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for the planned phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo®) in patients with non-small cell lung cancer and in combination with nivolumab in addition to nab-paclitaxel (ABRAXANE®) in patients with pancreatic cancer. The Company is also the owner of Consensi®, an FDA-approved fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension that was approved by the FDA for marketing in the U.S. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://www.purple-biotech.com.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our, and our partners’ ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2020 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

Company Contact:

Gil Efron

President & Chief Financial Officer

IR@purple-biotech.com

+972-3-933-3121 ext. #105

Chuck Padala

chuck@lifesciadvisors.com

+1 646-627-8390

Condensed Consolidated Unaudited Interim Statements of Financial Position as of

	June 30, 2021	December 31, 2020
	USD thousand	USD thousand
Assets
Cash and cash equivalents	10,540	11,247
Short term deposits	37,846	46,558
Trade receivables	500	500
Other current assets	1,115	977
Total current assets	50,001	59,282

Non - current assets
Right of use assets	708	790
Fixed assets, net	283	178
Long term deposits	5,017	3,071
Intangible assets	20,482	20,482
Total assets	76,491	83,803

Liabilities
Lease liability - short term	199	207
Accounts payable	2,071	1,198
Other payables	1,227	1,693
Total current liabilities	3,497	3,098

Non - current liabilities
Lease liability	605	688
Post-employment benefit liabilities	265	265
Total non-current liabilities	870	953
Equity
Share capital, no par value	-	-
Share premium	122,214	118,909
Receipts on account of warrants	28,015	29,984
Capital reserve for share-based payments	9,364	8,115
Capital reserve from transactions with related parties	761	761
Capital reserve from transactions with non- controlling interest	(859)	(859)
Accumulated loss	(87,696)	(77,521)
Equity attributable to owners of the Company	71,799	79,389
Non-controlling interests	325	363
Total equity	72,124	79,752

Total liabilities and equity	76,491	83,803

Condensed Consolidated Unaudited Interim Statements of Operations

	For the six months ended June 30
	2021	2020
	USD thousand	USD thousand

Revenues	-	1,000

Research and development expenses	7,091	3,133
Sales, general and administrative expenses	3,196	2,169

Total operation expenses	10,287	5,302

Operating loss	10,287	4,302

Expenses (income) on account of warrants	-	23,583
Finance expense	122	15
Finance income	(196)	(84)
Finance expense (income), net	(74)	23,514

Loss for the period	10,213	27,816

Loss attributable to:
Owners of the Company	10,175	27,779
Non-controlling interests	38	37
	10,213	27,816

Loss per share data
Basic and diluted loss per ADS - USD	0.59	(*)4.63

Number of shares used in calculation of basic and diluted loss per ADS	17,454,161	(*)6,009,105

(*)	Restated to reflect a 1:10 reverse ratio of the ADSs, that took place in August 2020.

Condensed Consolidated Statement of Cash Flows

	For the six months ended June 30
	2021	2020
	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period	(10,213)	(27,816)
Adjustments:
Depreciation	107	92
Finance expenses (income), net	(74)	23,514
Share-based payments	1,385	750
	(8,795)	(3,460)
Changes in assets and liabilities:
Changes in other current assets	(89)	(379)
Changes in accounts payables	815	(893)
Changes in other payables	(489)	130
Changes in post - employment benefit liabilities	-	(39)
	237	(1,181)

Net cash used in operating activities	(8,558)	(4,641)

Cash flows from investing activities:
Cash assumed as part of acquisition of FameWave	-	69
Interest received	115	93
Decrease in deposits	6,766	-
Investment in Financial asset	-	-
Acquisition of fixed assets	(109)	-
Net cash provided by (used in) investing activities	6,772	108

Cash flows from financing activities:
Proceeds from warrants exercised	1,200	13,920
Proceeds from issuance ADSs	-	27,925
ADS issuance expenses paid	-	(2,040)
Proceeds from issuance of warrants	-	26,574
Warrants issuance expenses paid	-	(3,131)
Repayment of lease liability	(73)	(80)
Interest paid	(37)	(11)
Net cash provided by financing activities	1,090	63,157

Net increase (decrease) in cash and cash equivalents	(696)	58,624
Cash and cash equivalents at the beginning of the period	11,247	4,385
Effect of translation adjustments on cash and cash equivalents	(11)	(14)
Cash and cash equivalents at the end of the period	10,540	62,995

Non- Cash activities:
Transfer of derivative instrument from liability to equity	-	10,982

Purple Biotech Reconciliation of Non-IFRS Financial Results

Reconciliation of Adjusted Operating Loss

	For the six months ended June 30,
	2021	2020
	USD thousands	USD thousands

Operating loss for the period	10,287	4,302
Less ESOP expenses	(1,385)	(750)

	8,902	3,552

Reconciliation of Adjusted Net Loss

	For the six months ended June 30,
	2021	2020
	USD thousands	USD thousands

Net loss for the period	10,213	27,816
Less income (expenses) on account of warrants	-	(23,583)
Less ESOP expenses	(1,385)	(750)

	8,828	3,483